Exhibit 99.1

Nano Dimension Announces Election of Ofir Baharav and Robert Pons to Board of Directors

Waltham, Mass., Dec. 06, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced that Nano shareholders have voted to elect Mr. Ofir Baharav and Mr. Robert Pons to the Company’s Board of Directors (the “Board”) at its 2024 Annual General Meeting (the “Annual Meeting”) that was held today.

Dr. Yoav Nissan-Cohen, Chairman of the Board of Nano, commented: “We welcome Ofir Baharav and Robert Pons to Nano’s Board and look forward to working with them to build long-term value for all Nano shareholders. Nano’s Board and management team remain committed to executing our multi-pronged strategy to become the market leader in digital manufacturing and driving meaningful growth to benefit our shareholders and all our stakeholders.”

Dr. Nissan-Cohen added, “I want to thank Mr. Yoav Stern and General Michael Garrett for their service as directors on our Board as well as their expertise and guidance in developing our strategy and positioning Nano for the future. Yoav Stern continues to serve Nano as its Chief Executive Officer.”

In addition, Nano announced that voting results confirmed that its shareholders:

•	Approved the reappointment of Somekh Chaikin, Certified Public Accountants and a member of KPMG, as the Company’s independent auditor until the next annual general meeting.

•	Approved the Company’s proposed compensation for all non-executive directors.

•	Did not approve the compensation terms for the Company’s Chief Executive Officer, Yoav Stern.

•	Did not approve de-staggering the Company’s Board by amending the Company’s amended and restated articles of association.

Additional information regarding the results of the Annual Meeting will be available in a current report on Form 6-K filed with the Securities and Exchange Commission and on Nano’s investor website https://investors.nano-di.com/investor-relations/

About Nano Dimension Ltd.

Nano’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and AM 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). AM includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of AM.

For more information, please visit https://www.nano-di.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

For example, Nano is using forward-looking statements in this press release when it discusses working with the newly elected directors to build long-term value for all of the Company’s shareholders and its strategy to become the market leader in digital manufacturing. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. Further, actual results, performance, or achievements of Nano could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

Nano Dimension Contacts

Investor:
Julien Lederman, VP Corporate Development
ir@nano-di.com

Media:
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com